UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended December 31, 2014
OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RAYONIER INVESTMENT AND SAVINGS PLAN
FOR SALARIED EMPLOYEES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

RAYONIER INC.
225 Water Street
Suite 1400
Jacksonville, Florida 32202
Telephone Number: (904) 357-9100

RAYONIER INVESTMENT AND SAVINGS
PLAN FOR SALARIED EMPLOYEES
AS OF DECEMBER 31, 2014 AND 2013
AND FOR THE YEAR ENDED DECEMBER 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Savings Plan Committee of the
Rayonier Investment and Savings Plan for Salaried Employees
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying schedule of assets (held at end of year) and schedule of reportable transactions as of and for the year ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ENNIS, PELLUM & ASSOCIATES, P.A.

Ennis, Pellum & Associates, P.A.
Certified Public Accountants
Jacksonville, Florida
June 29, 2015

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2014	2013
ASSETS
Investments, at fair value (Notes 2, 3 and 4)	$70,674,571	$190,489,206

Receivables:
Notes receivable from participants	326,902	1,264,003
Participant contributions	61,939	167,138
Employer contributions	25,158	70,555
Accrued interest and dividends	36,719	35,229
Total receivables	450,718	1,536,925

NET ASSETS REFLECTING INVESTMENTS
AT FAIR VALUE	71,125,289	192,026,131

Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts (Note 2)	(2,327,947)	(5,977,615)

NET ASSETS AVAILABLE FOR BENEFITS	$68,797,342	$186,048,516

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

ADDITIONS TO NET ASSETS:	2014
Net appreciation in fair value of investments (Note 4)	$6,202,455
Participant contributions	3,348,175
Interest and dividends (Note 5)	2,912,196
Employer contributions	1,662,060
Rollover contributions	646,004
Interest on notes receivable from participants	29,533
14,800,423

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	(21,248,837)

Net decrease before net transfers of assets from this plan	(6,448,414)

Net transfers of assets from this plan (Note 1)	(110,802,760)

Net decrease	(117,251,174)

Net assets available for benefits:
Beginning of year	186,048,516
End of year	$68,797,342

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible salaried employees of Rayonier Inc. and subsidiaries (“Sponsor” or the “Company”). Salaried employees are eligible to participate in the Plan immediately and are automatically enrolled after completing 45 days of eligible service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan’s investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan’s investments in both Rayonier Inc. and Rayonier Advanced Materials Inc. common stocks and is administered by Reliance Trust Company.
Separation of Performance Fibers Business
In January 2014, the Company announced the separation of the Performance Fibers business from the Forest Resources and Real Estate businesses. This separation resulted in two independent, publicly-traded companies by means of a tax-free spin-off of the Performance Fibers business to Rayonier Inc. shareholders. The separation was completed on June 27, 2014.
In connection with the separation, the Rayonier Investment and Savings Plan for Salaried Employees was split into two plans with each company maintaining a plan for its respective salaried participants. Assets and liabilities with respect to certain participants who were covered under the Rayonier Investment and Savings Plan for Salaried Employees was spun off from the Plan and merged into the Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees, for which Rayonier Advanced Materials Inc. is the Plan Sponsor.
Also in connection with the separation, the Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations was merged into the Rayonier Investment and Savings Plan for Salaried Employees. The Statement of Changes in Net Assets Available for Benefits reflects activity from the merged plan from June 27, 2014 through December 31, 2014.
Contributions
Participants may contribute one percent to 100 percent of eligible compensation. Contributions may be made on a before-tax basis, after-tax basis or a combination thereof.
The Company makes a matching contribution of 60 percent of the first six percent of each participant’s eligible compensation contributed to the Plan. Additionally, for participants hired prior to January 1, 2006, the Company may, at its discretion, contribute one-half of one percent of each participant’s eligible compensation to the participant’s retirement account (“retirement contributions”). For the plan year 2014, this discretionary contribution was made.
Employees hired after December 31, 2005, are not eligible for the Company’s defined benefit pension plan. These employees may, at the Company’s discretion, receive an annual contribution (“enhanced retirement contribution”) of three percent of their eligible compensation in addition to the standard matching contribution, contingent on the participant being employed on the last day of the year. For the plan year 2014, this discretionary contribution was made.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Company matching and retirement contributions are initially invested in the Rayonier Inc. Common Stock Fund. Participants can elect to transfer all or part of their total account balance into any available investment under the Plan at any time, excluding the Rayonier Advanced Materials Common Stock Fund, but may be subject to trading restrictions. Beginning April 1, 2015, the Company matching and retirement contributions will be invested according to each participants’ contribution election.
Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances.
Vesting
Participants are immediately fully vested in their contributions, as well as retirement contributions, plus actual earnings/losses thereon. Participants vest in the Company contributions and enhanced retirement contributions at a rate of 20 percent per year of service. Full vesting occurs after five years of service.
Forfeitures
Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. Total forfeitures were $66,630 for the year ended December 31, 2014. During 2014, forfeitures of $46,782 were utilized to reduce employer contributions. An insignificant amount of interest income is earned on the funds held in this account. At December 31, 2014 and 2013, the balance in forfeited, non-vested accounts totaled $60,998 and $38,994, respectively, and remains available in the Stable Value Fund (“MassMutual GIA”).
Transfers
Prior to the June 27, 2014 separation of the Performance Fibers business, the Company maintained several defined contribution plans for its employees depending upon their employment status. If a participant changed employment status and was eligible to transfer into a different plan during the year, the participant could elect to transfer his account balance into the corresponding plan. These transfers are included in the “Net transfers of assets from this plan” line on the Statement of Changes in Net Assets Available for Benefits. “Net transfers of assets from this plan” also includes $3,737,277 transferred in from the merged Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations and $113,769,967 transferred out with respect to certain participants that were spun off from the plan and transferred to the Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at the end of the year.
Participants are prohibited from transferring into the Rayonier Inc. Common Stock Fund, most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.
Participants are prohibited from transferring into the Rayonier Advanced Materials Common Stock Fund, but transfers out may occur at any time.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. In no event may a participant borrow from enhanced retirement

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

contributions provided by the Company. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent. Principal and interest are paid ratably through semi-monthly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants either at the time of termination or retirement, in the case of becoming disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their account. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant’s attainment of age 70-1/2, provided the participant’s vested account balance exceeds $1,000. In the event of termination of employment before retirement, a participant’s account balance will be distributed in either a lump sum, over future periods, or deferred.
Withdrawals may be made from the principal portion of a participant’s after-tax account balance in excess of a prescribed minimum at any time. Withdrawals from before-tax account balances and earnings from after-tax account balances are allowable before attaining the age of 59-1/2 in the case of financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. See Note 3 - Fair Value Measurements for additional information.
Fully benefit-responsive investment contracts, such as those held by the MassMutual GIA, are required to be reported at fair value pursuant to generally accepted accounting principles. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standards, all Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits and an adjustment is made to revalue the fair value of the MassMutual GIA to contract value. The guaranteed interest rate was 3.00 percent as of December 31, 2014 and 2013. The guaranteed interest rate is determined every six months.
The following table represents the annual interest credited to the account as a percentage of the average annual fair value of the MassMutual GIA:

	December 31,
Average yields	2014	2013
Based on actual earnings	2.70%	2.78%
Based on interest rate credited to participants	2.70%	2.78%

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination); (ii) breach of contract; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such event is probable.
Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on an accrual basis. See Note 3 - Fair Value Measurements for additional information.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013. No allowance for credit losses has been recorded as of December 31, 2014 and 2013. Defaulted participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Operating Expenses
Certain expenses of maintaining the Plan are paid by the Sponsor. Fees charged by the individual funds and participant specific expenses are deducted from the participant’s balance and reflected as a component of the net appreciation in fair value of investments.
Subsequent Events
The Plan has evaluated events and transactions that occurred after the balance sheet date but before the financial statements were issued. No subsequent events were identified that warranted disclosure.

3.	Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2014:

Asset Category	Level 1	Level 2	Level 3	Total
MassMutual GIA	$—	$—	$19,882,786	$19,882,786
Rayonier Inc. Common Stock Fund	16,296,471	—	—	16,296,471
Rayonier Advanced Materials Common Stock Fund	3,579,847	—	—	3,579,847
Pooled Separate Investment Accounts:
Large Cap Equity	—	13,383,765	—	13,383,765
Asset Allocation/Retirement	—	7,569,396	—	7,569,396
Small Cap Equity	—	3,831,673	—	3,831,673
International Equity	—	2,513,331	—	2,513,331
Mid Cap Equity	—	1,937,586	—	1,937,586
Intermediate Term Bond	—	1,581,314	—	1,581,314
Premier Money Market	—	98,402	—	98,402
Investments at Fair Value	$19,876,318	$30,915,467	$19,882,786	$70,674,571
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2013:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Inc. Common Stock Fund	$62,587,421	$—	$—	$62,587,421
MassMutual GIA	—	—	53,403,947	53,403,947
Pooled Separate Investment Accounts:
Large Cap Equity	—	30,157,028	—	30,157,028
Asset Allocation/Retirement	—	16,814,592	—	16,814,592
Small Cap Equity	—	11,322,006	—	11,322,006
International Equity	—	6,921,784	—	6,921,784
Intermediate Term Bond	—	4,776,378	—	4,776,378
Mid Cap Equity	—	4,504,939	—	4,504,939
Premier Money Market	—	1,111	—	1,111
Investments at Fair Value	$62,587,421	$74,497,838	$53,403,947	$190,489,206

The asset or liability’s measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2014.
Level 1 - Rayonier Inc. Common Stock Fund and Rayonier Advanced Materials Common Stock Fund - fair value measured using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value.
Level 2 - MassMutual Pooled Separate Investment Accounts - fair value measured using the unit value calculated based on the net asset value (“NAV”) of the underlying pool of securities. The NAV is based on the fair value of the underlying investments held by each fund less liabilities. Purchases and sales may occur daily within these accounts. As of December 31, 2014 and 2013, there were no unfunded commitments.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Should the Plan initiate a full redemption on any of the pooled separate investment accounts, the redemption period is immediate.
Level 3 - MassMutual GIA - fair value is determined by the custodian using a liquidation value based on an actuarial formula as defined by the contract. The GIA liquidation value formula is equivalent to a serial bond with annual principal and interest payments valued to yield at the Barclays Capital U.S. Aggregate Index Yield Average (the assumed new money rate). Management assesses the reasonableness of the methodology by reviewing a variety of factors including internal control reports, the fund investment profile and financial strength ratios, economic conditions and overall credit ratings.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Changes in the fair value of the Plan’s Level 3 assets during the year ended December 31, 2014 were as follows:

Level 3 Assets
MassMutual GIA
Balance, beginning of the year	$53,403,947
Interest income	989,926
Change in fair value of fully benefit-responsive
investment contract	(3,649,667)
Purchases	56,193,797
Sales	(87,055,217)
Balance, end of year	$19,882,786

The following table outlines the valuation technique and significant inputs used to determine the fair value of the Plan’s Level 3 assets as of December 31, 2014:

Instrument	Principal Valuation Technique	Unobservable Inputs	Significant Input Values
MassMutual GIA	Market Value Formula	Yield Average (a)	1.25%
		Interest Rate (b)	3.52%
		Annuity Present Value (c)	10.51
		Years to Maturity (d)	11.34
(a) The yield average is the Barclays Capital US Aggregate Index (excluding Treasuries) Yield Average.
(b) The interest rate applied to the market value formula is the weighted average interest rate for the Plan account funds. The rate is weighted to reflect the distribution of funds over various investment years.
(c) The present value of an immediate annuity for the years to maturity (d) at the yield average (a).
(d) Years to maturity input to the market value formula is the number of years to maturity of a serial bond whose duration is equal to that of the GIA assets.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

4.	Investments
The investments that represented five percent or more of the Plan’s Net Assets Available for Benefits as of December 31, were as follows:

	2014	2013
MassMutual GIA	$19,882,786	$53,403,947
Rayonier Inc. Common Stock Fund	16,296,471	62,587,421
MassMutual S&P 500 Index Fund	10,948,171	23,988,735
Rayonier Advanced Materials Common Stock Fund	3,579,847	—

During 2014, the net appreciation (depreciation) in the fair value of investments held by the Plan (including gains and losses on investments bought, sold and held during the year) was as follows:

Rayonier Inc. Common Stock Fund	$(11,680,795)
Rayonier Advanced Materials Common Stock Fund	13,173,984
Pooled Separate Investment Accounts	4,709,266
Net Appreciation in Fair Value of Investments	$6,202,455

5.	Dividends
The Plan received regular cash dividends of $2.03 per share on Rayonier Inc. stock owned and $0.14 per share on Rayonier Advanced Materials Inc. stock owned, totaling $1,898,478 and $22,358, respectively, for the year ended December 31, 2014.

6.	Party-in-Interest Transactions
Certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2014 and 2013, the Plan held 545,425 and 1,383,903 shares of Rayonier Inc. common stock, respectively, which represented 0.4 percent and 1.1 percent, respectively, of the total shares outstanding. In addition, the Plan Sponsor paid certain expenses totaling $33,599.
Certain Plan investments are in holdings managed by MassMutual, the Plan’s custodian and record keeper. Accordingly, these transactions also qualify as party-in-interest transactions.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

7.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.	Tax Status
In April 2012, the IRS informed the Plan Administrator by letter that the Plan is qualified under Section 401(a) of the IRC. Although the Plan has been amended since filing the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9.	Reconciliation of Financial Statements to Form 5500
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2014 and 2013.

2014
Net assets available for benefits per the financial statements	$68,797,342
Less: Contributions receivable at December 31, 2014	(87,095)
Interest receivable at December 31, 2014	(570)
Net assets available for benefits per Form 5500	$68,709,677

2013
Net assets available for benefits per the financial statements	$186,048,516
Less: Contributions receivable at December 31, 2013	(237,692)
Interest receivable at December 31, 2013	(2,098)
Net assets available for benefits per Form 5500	$185,808,726

The following table is a reconciliation of changes in net assets available for benefits according to the financial statements as compared to Form 5500 for the year ended December 31, 2014.

2014
Decrease in net assets available for benefits before transfers per the financial statements	$(6,448,414)
Change in contributions receivable	150,598
Change in interest receivable	1,528
Net loss per Form 5500	$(6,296,288)

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
PLAN NUMBER 100
EMPLOYER IDENTIFICATION NUMBER 13-2607329

(a)	(b) Identity of Issue	(c) Description	(e) Current Value
*	MassMutual GIA	Guaranteed Interest Account	$19,882,786
*	Rayonier Inc. Common Stock Fund	Company Stock	16,296,471
*	MassMutual S&P 500 Index Fund	Pooled Separate Investment Account	10,948,171
	Rayonier Advanced Materials Common Stock Fund (1)	Common Stock	3,579,847
*	MassMutual Select Small Company Value	Pooled Separate Investment Account	2,489,285
*	Wells Fargo Advantage Dow Jones Target 2025	Pooled Separate Investment Account	2,419,640
*	Wells Fargo Advantage Dow Jones Target 2035	Pooled Separate Investment Account	2,325,294
*	Northern Mid Cap Index	Pooled Separate Investment Account	1,937,586
*	Wells Fargo Advantage Dow Jones Target 2045	Pooled Separate Investment Account	1,835,442
*	Select MetWest Total Return Bond	Pooled Separate Investment Account	1,581,314
*	American Funds EuroPacific Growth	Pooled Separate Investment Account	1,573,896
*	Invesco Small Cap Discovery	Pooled Separate Investment Account	1,342,388
*	MFS Value	Pooled Separate Investment Account	1,233,240
*	American Funds Growth America	Pooled Separate Investment Account	1,202,354
*	Wells Fargo Advantage Dow Jones Target 2015	Pooled Separate Investment Account	877,560
*	Oppenheimer Developing Markets	Pooled Separate Investment Account	517,044
*	MM MSCI EAFE International Equity Index	Pooled Separate Investment Account	422,391
*	Wells Fargo Advantage Dow Jones Target 2055	Pooled Separate Investment Account	94,413
*	Wells Fargo Advantage Dow Jones Target Today	Pooled Separate Investment Account	17,047
*	MassMutual Holding Account	Pooled Separate Investment Account	98,402
*	Notes Receivable from Participants (2)	Participant Loans	326,902
			$71,001,473

(1)	This investment is closed to participant contributions.
(2)	The loans bear fixed interest rates which range from 4.25 percent to 5.00 percent with maturities through December 15, 2029.
Note:	Investments are participant directed, thus cost information is not required.
	* Denotes party-in-interest transaction.

See Independent Auditors’ Report.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4j: SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
PLAN NUMBER 100
EMPLOYER IDENTIFICATION NUMBER 13-2607329

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain (loss)
MassMutual	MassMutual GIA	—	$34,510,894	—	$34,510,894	$34,510,894	—
MassMutual	MassMutual GIA	1,943,942	—	—	1,943,942	1,943,942	—
MassMutual	Rayonier Inc. Common Stock Fund	—	25,955,334	—	27,340,758	25,955,334	(1,385,424)
MassMutual	Rayonier Inc. Common Stock Fund	853,826	—	—	853,826	853,826	—
MassMutual	MassMutual S&P 500 Index Fund	—	15,057,775	—	11,717,084	15,057,775	3,340,691
MassMutual	MassMutual S&P 500 Index Fund	380,304	—	—	380,304	380,304	—
MassMutual	Rayonier Advanced Materials Common Stock Fund	—	9,153,157	—	8,408,292	9,153,157	744,865
MassMutual	Rayonier Advanced Materials Common Stock Fund	299,929	—	—	299,929	299,929	—

See Independent Auditors’ Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Saving Plan Committee for the Rayonier Investment and Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Rayonier Investment and Savings Plan for Salaried Employees
(Name of Plan)

/s/	SHELBY L. PYATT
Shelby L. Pyatt
Plan Administrator

Date: June 29, 2015

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	LOCATION
23	Consent of Independent Registered Public Accounting Firm	Filed herewith